EXHIBIT 99.1

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended

December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners

Petro Travel Plaza Holdings LLC:

We have audited the accompanying consolidated balance sheet of Petro Travel Plaza Holdings LLC (formerly known as Petro Travel Plaza LLC) as of December 31, 2008, and the related consolidated statements of income, changes in partners’ capital and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We have not audited the accompanying unaudited consolidated balance sheet as of December 31, 2007 or the related unaudited consolidated statements of income, partners’ capital, and cash flows for the year then ended.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petro Travel Plaza Holdings LLC at December 31, 2008, and the consolidated results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, MA

February 28, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners Petro Travel Plaza, LLC:

We have audited the accompanying statements of income, changes in partners’ capital and comprehensive income (loss), and cash flows of Petro Travel Plaza, LLC (the predecessor to Petro Travel Plaza Holdings, LLC) for the year ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Petro Travel Plaza, LLC for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Houston, Texas

February 16, 2007

PETRO TRAVEL PLAZA HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2008	December 31, 2007
		UNAUDITED
Assets
Current assets:
Cash and cash equivalents	$15,335	$6,092
Inventories	1,068	1,236
Due from affiliates	85	2,897
Other current assets	100	5

Total current assets	16,588	10,230

Property and equipment, net	29,896	16,372
Other assets	24	28

Total assets	$46,508	$26,630

Liabilities and Partners’ Capital
Current liabilities:
Current portion of long-term debt	$9,673	$691
Accrued expenses and other current liabilities	863	1,816

Total current liabilities	10,536	2,507

Other long-term liabilities	154	107
Long-term debt, excluding current portion	—	9,673

Total long-term liabilities	154	9,780

Total liabilities	10,690	12,287

General partners’ capital	35,818	14,343

Total liabilities and partners’ capital	$46,508	$26,630

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS, LLC

CONSOLIDATED INCOME STATEMENTS

(in thousands)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
	(UNAUDITED)
Net revenues:
Fuel (includes motor fuel taxes)	$68,642	$75,402	$68,218
Non-fuel	12,725	14,095	13,963

Total net revenues	81,367	89,497	82,181

Costs and expenses:
Cost of sales
Fuel	62,113	69,251	62,767
Non-fuel	5,722	6,294	6,207
Operating expenses	7,379	8,727	8,163
General and administrative	416	386	447
Depreciation and amortization	1,108	1,038	1,180

Total costs and expenses	76,738	85,696	78,764

Operating income	4,629	3,801	3,417

Interest income	125	385	280
Interest expense	(703)	(810)	(777)

Net income	$4,051	$3,376	$2,920

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND

COMPREHENSIVE INCOME (LOSS)

(in thousands)

	General Partners’ Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital
Balances, December 31, 2005	$10,047	$88	$10,135

Net income	2,920	—	2,920
Unrealized gain on cash flow hedging derivative:
Unrealized holding gain arising during the period		66	66
Plus: reclassification adjustment for loss realized in net income		(48)	(48)

Net change in unrealized gain		18	18

Comprehensive income			2,938
Capital distributions	(2,000)		(2,000)

Balances, December 31, 2006	10,967	106	11,073

Net income (unaudited)	3,376	—	3,376
Unrealized gain on cash flow hedging derivative:
Discontinue hedge accounting for derivative (unaudited)		(106)	(106)

Net change in unrealized gain (unaudited)		(106)	(106)

Comprehensive income (unaudited)			3,270

Balances, December 31, 2007 (unaudited)	$14,343	$—	$14,343

Net income	4,051	—	4,051
Capital contributions	17,424		17,424

Balances, December 31, 2008	$35,818	$—	$35,818

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
‘	(UNAUDITED)
Cash flows from operating activities:
Net income	$4,051	$3,376	$2,920
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,108	1,038	1,180
Deferred debt issuance cost amortization	2	2	2
Provision for bad debt	—	—	4
Other operating activities	—	—	1
Increase (decrease) from changes in:
Trade accounts receivable	—	799	(411)
Inventories	168	(216)	21
Other current assets	(95)	26	(7)
Due from affiliates	2,812	(2,970)	133
Trade accounts payable and accrued expenses	(47)	(1,756)	(252)
Other, net	41	98	—

Net cash provided by operating activities	8,040	397	3,591

Cash flows from investing activities:
Purchases of property and equipment	(5,076)	(472)	(1,884)

Net cash used in investing activities	(5,076)	(472)	(1,884)

Cash flows from financing activities:
Repayments of long-term debt	(691)	(691)	(691)
Capital contribution	6,970	—	(2,000)

Net cash provided by (used in) financing activities	6,279	(691)	(2,691)

Net increase (decrease) in cash and cash equivalents	9,243	(766)	(984)
Cash and cash equivalents, beginning of period	6,092	6,858	7,842

Cash and cash equivalents, end of period	$15,335	$6,092	$6,858

Supplemental cash flow information -
Interest paid during the period	$523	$805	$775
Non-cash activities -
Net change in unrealized gain on cash flow hedging derivative	—	—	(18)
Capital contribution of land	10,454	—	—

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 (unaudited), and 2006

(in thousands)

(1) Company Formation and Description of Business

Company Formation

Petro Travel Plaza Holdings LLC (the “Company”), a Delaware limited liability company, was formed on October 8, 2008 by Tejon Development Corporation, a California corporation (“Tejon”) and TA Operating LLC, a Delaware limited liability company (“TA”) to develop and operate two travel plazas in Southern California. The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC (“PTP”) and East Travel Plaza LLC (“ETP”), each of which is a California limited liability company.

PTP was formed on December 5, 1997, by Tejon and Petro Stopping Centers, L.P., a Delaware limited partnership (“Petro”) to develop and operate one travel plaza in Southern California that began operations in 1999. Petro was acquired by TA’s parent company in 2007 and was subsequently merged into TA. As a result, TA became the owner of Petro’s interest in PTP. Hereinafter both TA and Petro are referred to as TA. Tejon and TA both contributed their ownership in PTP to the Company, and the results of PTP are included for all periods presented. The formation of the company during 2008 was a change in legal entity structure, and did not represent a business combination.

ETP was formed on October 8, 2008, to develop a future travel plaza. ETP had no operations as of December 31, 2008.

The partners and their interests in the Company are as follows:

General Partners
Tejon Development Corporation	60.0%
TA Operating LLC	40.0%

These consolidated financial statements include PTP’s results for the periods prior to October 8, 2008, and for the Company and its subsidiaries on or after October 8, 2008.

Description of Business

The travel plaza offers a broad range of products, services and amenities, including diesel fuel, a full service restaurant, truck maintenance and repair services, a travel store, three separate convenience stores with gasoline islands for highway motorists and branded fast food offerings. This facility also includes well-lit and fenced parking to enhance security for drivers, their trucks and their freight. During 2009, the Company expects to begin developing a new travel center on land that it owns.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries PTP and ETP after elimination of intercompany transactions, profits and balances.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

(continued)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less. Cash equivalents at December 31, 2008 and 2007 were comprised of short term commercial paper, money market investments in government securities, and bank money instruments.

Accounts Receivable

Pursuant to the terms of the Company’s Limited Liability Company Operating Agreements (the “Operating Agreement”), as amended, TA shall purchase from the Company all of the Company’s customer receivables, thereafter assuming all exposures for uncollectible trade receivables.

Inventories

Inventories are primarily stated at the lower of weighted average cost or market.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred, and amounted to $353, $466, and $416 for the years ended December 31, 2008, 2007, and 2006, respectively. Renewals and betterments are capitalized. Gains or losses on disposal of property and equipment are credited or charged to income.

Debt Issuance Costs

Costs incurred in obtaining long-term financing are amortized over the life of the related debt using the effective interest method. At December 31, 2008 and 2007, accumulated amortization of debt issuance costs was $150 and $148, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Environmental Liabilities and Expenditures

Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The measurement of environmental liabilities is based on an evaluation of currently available facts with respect to the site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Any such liabilities would be exclusive of claims against third parties and are not discounted. At December 31, 2008 and 2007, no accrual was deemed necessary based on existing facts and circumstances.

Asset Retirement Obligations

Asset retirement costs are capitalized as part of the cost of the related long-lived asset and such costs are allocated to expenses using a systematic and rational method. These primarily relate to our obligation to remove underground storage tanks used to store fuel. The initial measurement of the Company’s asset retirement obligations are recorded at fair value and an allocation approach for subsequent changes in the measurement of the liability was used. An asset retirement obligation of approximately $73 and $43 has been recorded as a liability as of December 31, 2008 and 2007, respectively. The increase between years is the result of accretion of the liability of $5 and the acquisition of additional liabilities of $25 in 2008 for underground storage tanks installed during the year.

Derivative Instruments and Hedging Activities

The Company records derivative instruments (including derivative instruments embedded in other contracts) on the balance sheet as either an asset or liability measured at its fair value. Changes in a derivative’s fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gain or loss to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Revenue Recognition

The Company recognizes revenue from the sale of fuel and non-fuel products and services at the time delivery has occurred and services have been performed.

Motor Fuel Taxes

Certain motor fuel taxes are collected from consumers and remitted to governmental agencies by the Company. Such taxes were $7,676, $10,518, and $10,146 for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in net revenues and cost of sales in the accompanying statements of income.

Advertising and Promotion

Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses of $161, $195, and $227 were incurred for the years ended December 31, 2008, 2007, and 2006, respectively, which are included in operating expenses in the accompanying statements of income.

Income Taxes

The Company is not subject to federal or state income taxes. Results of operations are allocated to the partners in accordance with the provisions of the Company’s Operating Agreement and reported by each partner on its federal and state income tax returns. The taxable income or loss allocated to the partners in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.

(3) Inventories

The following is a summary of inventories at December 31, 2008 and 2007:

	2008	Unaudited 2007
	(in thousands)
Non fuel merchandise	$839	$870
Petroleum products	229	366

Inventories	$1,068	$1,236

(4) Property and Equipment

Property and equipment is summarized at December 31, 2008 and 2007, as follows:

	Estimated Useful Lives	2008	Unaudited 2007
	(years)	(in thousands)
Land and improvements	10	$17,717	$7,263
Buildings and improvements	30	16,015	12,631
Furniture and equipment	3-10	6,155	4,991
Construction in progress		875	1,271

		40,762	26,155
Less accumulated depreciation		10,866	9,783

Property and equipment, net		$29,896	$16,372

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $1,083, $1,035, and $1,180, respectively.

(5) Long-Term Debt

Long-term debt at December 31, 2008 and 2007 is presented below:

	2008	Unaudited 2007
	(in thousands)

Note payable to a bank, dated June 4, 1999, with a scheduled maturity of September 5, 2009, in an original principal amount of $13.0 million as amended, supplemented, and/or modified. Quarterly principal payments have been made since June 2001. Quarterly principal payments of $150,312 are to be made through June 2009, with the final installment of $7.9 million due at maturity. Interest at either the bank’s base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 4.3% at December 31, 2008 as a result of the Swap with the lender as required under the loan agreement. The Swap is more fully described in Note 11. Borrowings are collateralized by the Company’s travel plaza, excluding the second convenience store.

	$8,255	$8,856

Note payable to a bank, dated December 1, 2002, with a scheduled maturity of September 5, 2009, in an original principal amount of $1.8 million as amended, supplemented, and/or modified. Quarterly principal payments, effective December 31, 2004, of $22,500 are to be made through June 5, 2009, with the final installment of approximately $1.4 million due at maturity. Interest at either the bank’s base rate plus .50% or LIBOR plus 2.0% is payable monthly. The weighted average interest rate was 5.1% at December 31, 2008. Borrowings are collateralized by the Company’s second convenience store.	1,418	1,508

Total long-term debt	9,673	10,364
Less current portion	9,673	691

Long-term debt, excluding current portion	$—	$9,673

The Company’s long-term debt is due September 5, 2009. This debt carries certain financial covenants, with which the Company was in compliance at December 31, 2008 and 2007.

(6) Accrued Expenses and Other Liabilities:

The following is a summary of accrued expenses and other liabilities at December 31, 2008 and 2007:

	2008	Unaudited 2007
	(in thousands)
Accrued expenses:
Employee related expenses	$105	$237
Taxes payable - sales, fuel, and property	290	411
Interest expense	37	51
Fair value of swap	175	—
Accrued capital expenditures	—	906
Other current liabilities	256	211

Total	$863	$1,816

(7) Related-Party Transactions

Amounts due to and from affiliates as of December 31, 2008 and 2007 consist of the following:

	2008	Unaudited 2007
	(in thousands)
Due from affiliates:
TA Operating LLC	$85	$2,897

Pursuant to the terms of the Company’s Operating Agreement, TA manages the travel plaza and receives a management fee of approximately $350 per year. TA also receives a management fee of $1 per month for each fast food restaurant located at the travel plaza. The Company paid management fees in the amount of $386 for each of the years ended December 31, 2008, 2007 and 2006. Additionally, TA is responsible for the administrative, accounting, and tax functions of the Company and receives approximately $30 per year to provide these services. The Company paid accounting fees in the amount of $30 for each of the years ended December 31, 2008, 2007 and 2006.

In, 2006, the Company purchased from Tejon Industrial Corporation for $1.7 million real property located adjacent to the existing facilities for the construction of a third convenience store. Tejon Industrial Corporation is a 100% owned subsidiary of Tejon Ranchcorp, which owns 100% of Tejon.

In addition to management services provided by TA, the Company’s Operating Agreement grants the Company the right to use all of TA’s names, trade names, trademarks and logos to the extent required in the operation of the Company’s travel plaza. TA typically charges its franchisees for such use as part of the stated franchise fees. No such fees are included in the Company’s financial statements.

(8) Partners’ Capital

Ownership

Tejon and TA are the General Partners of the Company. Initial capital contributions made by Tejon and TA consist of land plus $4.5 million and $2.0 million, respectively. In October, 2008, TA made a capital contribution to the Company in the amount of $7.0 million in cash in conjunction with Tejon contributing developable land valued at $10.5 million to the Company, such that Tejon’s and TA’s ownership percentages did not change.

Allocations of Income

In any fiscal year, the Company’s profits or losses shall be allocated 60.0% to Tejon and 40.0% to TA per the terms of the Operating Agreement.

(9) Employee Benefits

The employees at the travel plaza are TA employees. TA sponsors a defined contribution retirement plan under Internal Revenue Code Section 401(k) covering substantially all of its employees (the “Plan”). TA contributions equal 50.0% of the participants’ contributions up to 4.0% of the participants’ annual salary and aggregated approximately $34 for the year ended December 31, 2008 and $8 for each of the years ended December 31, 2007 and 2006, which were reimbursed by the Company.

(10) Commitments and Contingencies

From time to time the Company is involved in ordinary routine litigation incidental to the business for which estimates of losses have been accrued, when appropriate. In the opinion of management, such proceedings will not have a material adverse effect on the financial position or results of operations.

(11) Financial Instruments

As of December 31, 2008 and 2007, the carrying amounts of certain of the Company’s financial instruments (including cash and cash equivalents, trade accounts receivable, trade accounts payable, and amounts due from/to affiliates) are representative of fair value because of the short-term maturity of these instruments. The carrying amounts of the Company’s notes payable approximate fair value due to the floating nature of the related interest rates. The fair value of all derivative financial instruments is the amount at which they could be settled, based on quoted market prices or estimates obtained from dealers.

Effective December 1, 2008, the Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements, (FAS 157) for financial assets and liabilities. The Company uses the market approach and income approach to value assets and liabilities, as appropriate. The following financial liability was measured at fair value on a recurring basis during 2008.

	Fair Value	Level 1	Level 2	Level 3
Financial liabilities
Interest rate swap	$(175)	$—	$(175)	$—

Total liabilities	$(175)	$—	$(175)	$—

The fair value of the Company’s long-term debt at December 31, 2008 was approximately $9,631.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivatives to manage well-defined interest rate risks. At December 31, 2008 and 2007, the Company was party to an interest rate swap agreement. The Company’s interest rate swap is not an exchange traded instrument. However, it is valued based on observable inputs for similar assets or liabilities and is classified as a level two input. Through 2006 the Company had accounted for this agreement as a cash flow hedge under SFAS No. 133. On January 1, 2007, the Company prospectively changed the designation of the derivative to a fair value hedge, which affected the accounting for the swap and the hedged item subsequent to the redesignation date. The amount of cumulative other comprehensive income recognized up until that date of $106 was recognized as a reduction of interest expense. Beginning on January 1, 2007, changes in the fair value of this financial instrument are included in current earnings. Under this agreement, the Company pays a fixed rate of 4.33% in exchange for a floating rate based on LIBOR on the notional amount as determined monthly. At December 31, 2008, the swap agreement had a notional amount of $5.6 million and is effective through November 5, 2009. The transaction effectively changes a portion of the Company’s interest rate exposure from a floating rate to a fixed rate basis. For the year ended December 31, 2006, the effect of the swap was to decrease the rate the Company was required to pay by 0.65%. This resulted in a decrease in interest expense of approximately $48 for the year ended December 31, 2006. As of December 31, 2008 and 2007, the interest rate swap resulted in the recognition of a liability for its fair value of $175 and $65, respectively. These amounts are included in other long-term liabilities at December 31, 2007 and accrued expenses and other current liabilities at December 31, 2008, as the agreement expires effective November 5, 2009.

The primary risks associated with swaps are the exposure to movements in interest rates and the ability of the counterparties to meet the terms of the contracts. Based on review and assessment of counterparty risk, the Company does not anticipate non-performance by the other party. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

(12) Environmental Matters

The Company’s operations and travel plaza are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks (“UST”) to store petroleum products and waste oils. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control, and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company’s USTs are currently in compliance in all material respects with applicable environmental legislation, regulations, and requirements.

Where required or believed by the Company to be warranted, the Company takes action at its travel plaza to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. In light of the Company’s business and the quantity of petroleum products that it handles, there can be no assurance that hazardous substance contamination does not exist or that material liability will not be imposed in the future. See Note (2) for a discussion of its accounting policies relating to environmental matters.

The Company accrues liabilities for certain environmental remediation activities consistent with the policy set forth in Note (2). In management’s opinion, at December 31, 2008 and 2007, no accrual was necessary based on existing facts and circumstances. The Company’s accrual for environmental remediation expenses is based upon initial estimates obtained from contractors engaged to perform the remediation work as required by local, state, and federal authorities. It is often difficult to predict the extent and the cost of environmental remediation until work has commenced and the full scope of the contamination determined. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In the event that future remediation expenditures are in excess of amounts accrued, management does not anticipate that they will have a material adverse effect on the financial position or results of operations of the Company. Actual results, however, could differ from estimated amounts and those differences could be material.

(13) Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements, (FAS 157). FAS 157 provides a common fair value hierarchy for companies to follow in determining fair value measurements in the preparation of financial statements and expands disclosure requirements relating to how such fair value measurements were developed. FAS 157 clarifies the principle that fair value should be based on the assumptions that the marketplace would use when pricing an asset or liability, rather than company-specific data. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, on February 12, 2008, the FASB issued Staff Position 157-2 which delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. For items within its scope, this Staff Position defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008. The Company adopted FAS157 effective January 1, 2008, for its financial assets and liabilities and this adoption did not have a material effect on our consolidated financial statements. Management does not believe that the adoption, effective January 1, 2009, of FAS 157 for our non-financial assets and liabilities will have a material effect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) which permits companies to voluntarily choose, at specified election dates, to measure specified financial instruments and other items at fair value on a contract-by-contract basis. Subsequent changes in fair value will be required to be reported in earnings each reporting period. The objective of this election, called the “fair value option” is to improve financial reporting by providing companies with the means to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently, without using the complex hedge-accounting requirements of Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and therefore is effective for the Company in fiscal year 2008. The Company elected not to adopt FAS 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combination (FAS 141(R)) and Statement of Financial Accounting Standards No. 160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements (FAS 160). Both standards are required to be adopted concurrently and are effective for the Company for business transactions for which the acquisition date is on or after January 1, 2009. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. FAS 141(R), among other things, requires companies to recognize, with certain exceptions, all of assets acquired and liabilities assumed and noncontrolling interests in acquisitions of less than a 100 percent controlling interest at their acquisition-date fair value; recognize contingent consideration at the acquisition-date fair value, with subsequent changes in fair value recorded in earnings; recognize preacquisition loss and gain contingencies at their acquisition-date fair values; capitalize in-process research and development acquired at fair value; expense, as incurred, acquisition-related transaction costs; generally expense acquisition-related restructuring costs; and recognize changes in existing income tax valuation allowances and tax uncertainty accruals that result from a business combination transaction as adjustments to income tax expense. FAS 160 establishes new accounting and reporting requirements for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The new standard requires that a noncontrolling interest in a consolidated subsidiary be recorded as a separate component of equity. Gains or losses are not recognized on sales; they are recorded as increases or decreases to paid-in-capital, unless there is a loss of control. The Company is currently assessing the effect of implementing these standards, which will be dependent upon the nature and extent of future business combination transactions into which we enter.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 or FAS 161. This standard requires additional quantitative disclosures (provided in tabular form) and qualitative disclosures for derivative instruments. The required disclosures include how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows; the relative volume of derivative activity; the objectives and strategies for using derivative instruments; the accounting treatment for those derivative instruments formally designated as the hedging instrument in a hedge relationship; and the existence and nature of credit-risk-related contingent features for derivatives. FAS 161 does not change the accounting treatment for derivative instruments. FAS 161 is effective for the Company beginning in the first quarter of fiscal year 2009.